UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 17, 2021

Replay Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38859	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

767 Fifth Avenue, 46th Floor New York, New York		10153
(Address of principal executive offices)		(Zip Code)

(212) 891-2700

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one-half of one Warrant	RPLA.U	The New York Stock Exchange
Ordinary Shares, par value $0.0001 per share	RPLA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	RPLA.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

On October 12, 2020, Replay Acquisition Corp. (“Replay”), Finance of America Equity Capital LLC, a Delaware limited liability company (“FoA”), Finance of America Companies Inc., a Delaware corporation and wholly owned subsidiary of Replay (“New Pubco”), RPLY Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of New Pubco, RPLY BLKR Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of New Pubco, Blackstone Tactical Opportunities Fund (Urban Feeder) – NQ L.P., a Delaware limited partnership, Blackstone Tactical Opportunities Associates – NQ L.L.C., a Delaware limited liability company, BTO Urban Holdings L.L.C., a Delaware limited liability company (“BTO Urban”), Blackstone Family Tactical Opportunities Investment Partnership – NQ – ESC L.P., a Delaware limited partnership (“ESC”), Libman Family Holdings LLC, a Connecticut limited liability company (“Family Holdings”), The Mortgage Opportunity Group LLC, a Connecticut limited liability company (“TMO”), L and TF, LLC, a North Carolina limited liability company (“L&TF”), UFG Management Holdings LLC, a Delaware limited liability company (“Management Holdings”), and Joe Cayre (each of BTO Urban, ESC, Family Holdings, TMO, L&TF, Management Holdings and Joe Cayre, a “Seller” and, collectively, the “Sellers”), and BTO Urban and Family Holdings, solely in their joint capacity as the representative of the Sellers pursuant to Section 12.18 of the Transaction Agreement (as defined below), entered into a transaction agreement (as amended and supplemented from time to time, the “Transaction Agreement”) pursuant to which Replay agreed to combine with FoA in a series of transactions (collectively, the “Business Combination”).

Under the terms of the Transaction Agreement, it is a condition to the Sellers’ obligation to consummate the Business Combination that cash held by Replay as of immediately prior to the closing of the Business Combination (after taking into account any redemptions and the PIPE investments to be made at closing but before the payment of fees and expenses) be equal or greater to $400,000,000. In connection with the Business Combination, the Sellers intend to waive the closing condition relating to the minimum cash required to be held by Replay in the event such condition is not otherwise satisfied. The Business Combination is expected to be completed on April 1, 2021, subject to satisfaction of other customary closing conditions.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by New Pubco with the U.S. Securities and Exchange Commission (“SEC”), that includes a proxy statement of Replay that also constitutes a prospectus of New Pubco. Replay, FoA and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about FoA, Replay, and the proposed Business Combination. Such persons can also read Replay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay’s officers and directors and their respective interests as security holders in the consummation of the proposed Business Combination. Beginning on February 12, 2021, the definitive proxy statement/prospectus was mailed to Replay’s shareholders as of January 28, 2021, seeking any required shareholder approval. Shareholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay, FoA, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay’s directors and executive officers in Replay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay’s shareholders in connection with the proposed Business Combination is set forth in the proxy statement/prospectus for the proposed Business Combination. Information concerning the interests of Replay’s and FoA’s participants in the solicitation, which may, in some cases, be different than those of Replay’s and FoA’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay’s and FoA’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay’s and FoA’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction or waiver of the closing conditions to the proposed Business Combination, and the timing of the completion of the proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay’s and FoA’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Transaction Agreement; (2) the outcome of any legal proceedings that may be instituted against Replay, New Pubco and/or FoA following the announcement of the Transaction Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Replay and FoA, certain regulatory approvals, or satisfy other conditions to closing in the Transaction Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Transaction Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on FoA’s business and/or the ability of the parties to complete the proposed Business Combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the NYSE following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of FoA to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that FoA or New Pubco or Replay may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Replay for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Replay’s other filings with the SEC. Each of Replay, FoA and New Pubco cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Replay, FoA or New Pubco, the transactions described herein or other matters and attributable to Replay, FoA, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each of Replay, FoA and New Pubco cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay, FoA and New Pubco does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 17, 2021	REPLAY ACQUISITION CORP.

	By:	/s/ Edmond Safra
Name: Edmond Safra Title: Co-Chief Executive Officer

	By:	/s/ Gregorio Werthein
Name: Gregorio Werthein Title: Co-Chief Executive Officer